Exhibit 99.1

Dangdang Announces Second Quarter 2014 Results

Operating income reached RMB14.6 million and net income rose to RMB28.8 million

Total net revenue up 31.3% year-over-year and marketplace GMV up 81.6% year-over-year

Beijing, China, August 14, 2014 -- E-Commerce China Dangdang Inc. ("Dangdang" or the "Company") (NYSE: DANG), a leading business-to-consumer e-commerce company in China, today announced its unaudited financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Highlights

•	Gross Merchandise Value (“GMV”) from the marketplace in the second quarter of 2014 was RMB1,431.4 million ($230.7 million), an 81.6% increase from the corresponding period in 2013. Total net revenues for the second quarter of 2014 were RMB1,960.8 million ($316.1 million), a 31.3% increase from the corresponding period in 2013. The combination of product revenue from principal business and GMV from the marketplace reached RMB3,311.7 million ($533.8 million) and grew 49.3% year over year.

•	Operating income for the second quarter of 2014 was RMB14.6 million ($2.4 million) representing 0.7% of total net revenues, as compared with an operating loss of RMB78.9 million in the second quarter of 2013, representing negative 5.3% of total net revenues. Non-GAAP operating income for the second quarter of 2014 was RMB17.5 million ($2.8 million) representing 0.9% of total net revenues, as compared with a non-GAAP operating loss of RMB76.3 million in the second quarter of 2013, representing negative 5.1% of total net revenues.

•	Net Income for the second quarter of 2014 was RMB28.8 million ($4.6 million), representing 1.5% of total net revenues, as compared with a net loss of RMB63.9 million in the second quarter of 2013 representing negative 4.3% of total net revenues. Non-GAAP net income for the second quarter of 2014 was RMB31.7 million ($5.1 million), representing 1.6% of total net revenues, as compared with a non-GAAP net loss of RMB61.3 million in the second quarter of 2013 representing negative 4.1% of total net revenues.

“Dangdang reported another successful quarter, achieving strong top line growth, higher gross margin, and a third consecutive quarter of profitability. Our excellent execution allowed us to expand profit margin, while investing for our future growth and enhancing the customer experience. We will continue to develop our business in a healthy manner and expect to drive future growth through our marketplace and principal business with a strong emphasis on our destination categories." said Ms. Peggy Yu Yu, Executive Chairwoman of Dangdang.

“We continue to make good progress in transforming Dangdang well beyond an online bookstore. In building an integrated shopping mall with destination categories, more customers are buying apparel, baby and maternity and other products from Dangdang. Additionally, we made strong headway in mobile Dangdang this quarter. Mobile orders were 17% of total orders for the second quarter 2014 and this rose to 22% in June. We expect mobile orders to increase throughout the year.”

“China’s E-commerce industry has long-term substantial growth potential and is immensely competitive. Dangdang will lead E-commerce development in China. We have a good balance of profitable product lines and fast growing younger categories. Our growth is based on tens of millions of satisfied customers. We manage our technology platform, supply chain and marketing efforts very efficiently. Dangdang enjoys an optimal category structure. Backed by a strong financial condition and balance sheet, I am confident our superior operations management will deliver strong results,” Ms. Peggy Yu Yu concluded.

Second Quarter 2014 Results

Dangdang’s total net revenues in the second quarter of 2014 were RMB1,960.8 million ($316.1 million), a 31.3% increase from the corresponding period in 2013.

Media product revenue for the second quarter of 2014 was RMB1,356.0 million ($218.6 million), representing a 43.5% increase from the corresponding period in 2013. General merchandise revenue for the second quarter of 2014 was RMB524.3 million ($84.5 million), representing an 8.2% increase from the corresponding period in 2013. Other revenue including revenue from third-party merchants for the second quarter of 2014 was RMB80.5 million ($13.0 million), representing a 26.1% increase from the corresponding period in 2013.

Dangdang had approximately 8.5 million active customers including approximately 2.9 million new customers, in the second quarter of 2014, representing increases of 12% and 23%, respectively, from the corresponding period in 2013. Total orders for the second quarter of 2014 were approximately 16.5 million, a 10% increase from the corresponding period in 2013.

Gross margin in the second quarter of 2014 was 18.3%, as compared to 17.1% in the second quarter of 2013 and 18.2% in the first quarter of 2014. The year-over-year increase resulted from strong gross margin contribution from books and media products and the increase in other revenue, representing the sustained scaling of the marketplace. The quarter-over-quarter increase was due to the increase in other revenue, resulted from the sustained scaling of the marketplace.

Fulfillment expenses which include warehousing and shipping expenses, were RMB189.8 million ($30.6 million), representing 9.7% of total net revenues, compared to 12.0% in the corresponding period in 2013 and 9.8% in the first quarter of 2014. The year-over-year and quarter-over-quarter decreases in fulfilment expenses as a percentage of total net revenues were primarily due to lower shipping costs and larger order size.

Marketing expenses were RMB81.5 million ($13.1 million), representing 4.2% of total net revenues, compared to 5.1% in the corresponding period in 2013 and 3.9% in the first quarter of 2014. The year-over-year decrease in marketing expenses as a percentage of total net revenues was due to heavy promotional spending in the same period a year ago associated with the launch the Company’s flash sales channel. The quarter-over-quarter increase as a percentage of total net revenues reflected increased investment in advertising and marketing programs to build awareness of Dangdang's destination categories.

Technology and content expenses were RMB47.0 million ($7.6 million), representing 2.4% of total net revenues, compared to 3.1% in the corresponding period in 2013 and 2.5% in the first quarter of 2014. The year-over-year and quarter-over-quarter decreases in technology and content expenses as a percentage of total net revenues were primarily due to operating leverage.

General and administrative expenses were RMB41.6 million ($6.7 million), representing 2.1% of total net revenues, compared to 2.3% in the corresponding period in 2013 and 2.2% in the first quarter of 2014. The year-over-year and quarter-over-quarter decreases in general and administrative expenses as a percentage of total net revenues were primarily due to larger scale and improved management efficiency.

Share-based compensation expenses, which were allocated to related expense line items, were RMB2.9 million ($0.5 million) in the second quarter of 2014, compared to RMB2.6 million in the corresponding period in 2013, representing an 11.3% increase.

Dangdang recorded operating income of RMB14.6 million ($2.4 million) in the second quarter of 2014, as compared with an operating loss of RMB78.9 million in the corresponding period in 2013, primarily due to strong execution on margin improvement and operating leverage.

Operating income excluding share-based compensation expenses (non-GAAP) was RMB17.5 million ($2.8 million), as compared with an operating loss excluding share-based compensation expenses (non-GAAP) of RMB76.3 million in the corresponding period in 2013.

Net income was RMB28.8 million ($4.6 million), as compared with a net loss of RMB63.9 million in the corresponding period in 2013, primarily due to the increase in gross profit and operating leverage.

Net margin was 1.5%, as compared with a net margin of negative 4.3% in the corresponding period in 2013. Non-GAAP net margin was 1.6%, as compared with a Non-GAAP net margin of negative 4.1% in the corresponding period in 2013.

Diluted earnings per ADS was RMB0.35 ($0.06), as compared to a diluted loss per ADS of RMB0.80 in the corresponding period in 2013.

Net income excluding share-based compensation expenses (non-GAAP) was RMB31.7 million ($5.1 million), as compared with a net loss excluding share-based compensation expenses (non-GAAP) of RMB61.3 million in the corresponding period in 2013.

Non-GAAP diluted earnings per ADS was RMB0.38 ($0.06), as compared to a non-GAAP diluted loss per ADS of RMB0.76 in the corresponding period in 2013.

As of June 30, 2014, Dangdang had cash and cash equivalents, restricted cash, short-term time deposits, available for sale investments and held-to-maturity investments of RMB1,630.3 million ($262.8 million), as compared to RMB1,213.5 million as of December 31, 2013. As of June 30, 2014, Dangdang had no bank loans.

Capital expenditures for the second quarter of 2014 were RMB23.7 million ($3.8 million).

Outlook for Third Quarter 2014

Dangdang expects total net revenues in the third quarter of 2014 to be approximately RMB 1,983.6 million, representing year-over-year growth of around 30.0%. The Company also expects GMV from its marketplace to grow at a rate of 80.0% year-over-year to approximately RMB1,745.4 million in the third quarter of 2014. This forecast reflects Dangdang's current and preliminary view, which is subject to change.

Conference Call Information

Dangdang's management will host an earnings conference call on August 14, 2014 at 7:00 AM U.S. Eastern Time (or 7:00 PM on August 14, 2014 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437
China, Domestic:	+400-620-8038
Hong Kong:	+852-2475-0994
International:	+65-6723-9381

Please dial in 10 minutes before the call is scheduled to begin and provide the pass code to join the call. The pass code is "Dangdang earnings call."

A replay of the conference call may be accessed by phone at the following number through August 22, 2014:

International:	+61-2-8199-0299
Conference ID:	77179614

A live and archived webcast of this conference call will be available at http://ir.dangdang.com through August 14, 2015.

About Dangdang

E-Commerce China Dangdang Inc. is a leading business-to-consumer e-commerce company in China. On its website dangdang.com and through mobile Dangdang, the Company offers books and media products as well as selected general merchandise products including fashion and apparel, baby, children and maternity and home and lifestyle products, among others. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. Dangdang is transforming itself into an integrated online shopping mall with prominent destination categories. Dangdang's nationwide fulfilment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers. For more information, please visit ir.dangdang.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the outlook for the third quarter 2014 and quotations from management in this announcement, as well as Dangdang's strategic and operational plans, contain forward-looking statements. Dangdang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dangdang's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dangdang’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s business-to-consumer e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese business-to-consumer e-commerce market; Chinese governmental policies relating to Dangdang’s industry and general economic conditions in China. Further information regarding these and other risks is included in Dangdang’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Dangdang does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Dangdang undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Dangdang’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), we use the following measures as non-GAAP financial measures: non-GAAP operating (loss) income, non-GAAP operating margin, non-GAAP net (loss) income , non-GAAP net margin, non-GAAP diluted (loss) earnings per ADS and adjusted EBITDA (collectively referred to as the “Non-GAAP Financial Measures” thereafter). We define non-GAAP operating (loss) income, non-GAAP operating margin, non-GAAP net (loss) income, non-GAAP net margin and non-GAAP diluted (loss) earnings per ADS as operating (loss) income, operating margin, net (loss) income, net margin and diluted (loss) earnings per ADS excluding the impact of share-based compensation expenses respectively; we define adjusted EBITDA as (loss) income before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses. We review the Non-GAAP Financial Measures together with net (loss) income to obtain a better understanding of our operating performance. We believe that these Non-GAAP Financial Measures provide meaningful supplemental information regarding the Company’s performance and liquidity. However, a limitation of using the Non-GAAP Financial Measures as an analytical tool is that they do not include all items that impact operating (loss) income, operating margin, our net (loss) income, and net margin or diluted (loss) earnings per ADS for the period. In addition, because they are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider the Non-GAAP Financial Measures in isolation from or as an alternative to operating (loss) income, operating margin, net (loss) income, and net margin or diluted (loss) earnings per ADS prepared in accordance with U.S. GAAP.

For information on the reconciliation between the Non-GAAP Financial Measures and the GAAP financial measures presented in accordance with U.S. GAAP for the periods presented, please see the tables captioned “Non-GAAP operating (loss) income, operating margin and net (loss) income” and “Adjusted EBITDA” at the end of this release.

Investor Contacts:

Sophia Zhou
Investor Relations Director
E-Commerce China Dangdang Inc.
Phone: +86-10-5799-2306
E-mail: ir@dangdang.com

Elaine Ketchmere, CFA
Compass Investor Relations
+1 310-528-3031
Email: eketchmere@compass-ir.com

- Financial Tables Follow -

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS                           6.2036

(In thousands, except share related data)

	As of December 31, 2013	As of June 30, 2014
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	353,273	267,299	43,088
Restricted cash	6,964	8,445	1,361
Time deposits with original maturities exceeding three months	853,222	873,090	140,739
Available for sale investments	-	101,493	16,360
Held-to-maturity investments	-	380,000	61,255
Inventories	1,760,904	2,025,252	326,464
Accounts receivable, net	37,446	30,858	4,974
Prepaid expenses and other current assets	328,887	337,014	54,326
Amounts due from related parties	2,691	315	51
Total current assets	3,343,387	4,023,766	648,618
Fixed assets, net	241,805	235,627	37,982
Prepaid land lease payments	43,316	42,869	6,910
Prepaid expenses and deposits	5,949	4,851	782
Total assets	3,634,457	4,307,113	694,292
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	1,970,651	2,798,477	451,105
Deferred revenue	407,794	292,487	47,148
Accrued expenses and other current liabilities	650,413	564,756	91,037
Amounts due to related parties	3,182	2,238	361
Total current liabilities	3,032,040	3,657,958	589,651
Non-current liabilities	32,724	28,229	4,550
Total liabilities	3,064,764	3,686,187	594,201
Shareholders’ equity:
Class A common shares (par value of US$0.0001 per share; 686,505,790 shares authorized; 270,466,820 and 271,583,245 shares issued and outstanding as of December 31, 2013 and June 30, 2014, respectively)	201	201	32
Class B common shares (par value of US$0.0001 per share; 313,494,210 shares authorized; 131,876,660 and 131,876,660 shares issued and outstanding as of December 31, 2013 and June 30, 2014, respectively)	103	103	17
Additional paid-in capital	1,871,095	1,877,182	302,596
Accumulated other comprehensive loss	(134,939)	(120,569)	(19,436)
Accumulated deficit	(1,166,767)	(1,135,991)	(183,118)
Total shareholders' equity	569,693	620,926	100,091
Total liabilities and shareholders' equity	3,634,457	4,307,113	694,292

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME  6.2036

(In thousands, except share related data)

	Three Months Ended
	June 30, 2013	June 30, 2014
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Product revenue	1,429,638	1,880,299	303,098
Media	945,150	1,355,993	218,582
General merchandise	484,488	524,306	84,516
Other revenue	63,840	80,477	12,973

Total net revenues	1,493,478	1,960,776	316,071

Cost of revenues	(1,237,807)	(1,602,206)	(258,271)
Gross profit	255,671	358,570	57,800
Operating expenses:
Fulfillment	(178,490)	(189,779)	(30,592)
Marketing	(76,807)	(81,543)	(13,144)
Technology and content	(46,954)	(47,040)	(7,583)
General and administrative	(35,005)	(41,594)	(6,705)
Government grants	2,664	15,980	2,576
Total operating expenses, net	(334,592)	(343,976)	(55,448)
(Loss) income from operations	(78,921)	14,594	2,352
Interest income	2,067	10,426	1,681
Interest expense	(1,322)	-	-
Other income, net	14,251	3,801	613
(Loss) income before income taxes	(63,925)	28,821	4,646
Income tax expense	-	-	-
Net (loss) income	(63,925)	28,821	4,646
Net (loss) income attributable to common shareholders	(63,925)	28,821	4,646
(Loss) income per common share:
- Basic	(0.16)	0.07	0.01
- Diluted	(0.16)	0.07	0.01
(Loss) income per ADS:
- Basic	(0.80)	0.36	0.06
- Diluted	(0.80)	0.35	0.06
(Loss) income allocated to common shareholders used in (loss) income per share/ADS calculation:
- Basic	(63,925)	28,821	4,646
- Diluted	(63,925)	28,821	4,646
Shares used in (loss) income per common share computation:
Class A common shares:
- Basic	269,087,963	271,309,522	271,309,522
- Diluted	401,004,623	416,177,972	416,177,972
Class B common shares:
- Basic	131,916,660	131,876,660	131,876,660
- Diluted	131,916,660	131,876,660	131,876,660
ADSs used in (loss) income per ADS calculation:
- Basic	80,200,925	80,637,236	80,637,236
- Diluted	80,200,925	83,235,594	83,235,594
Other comprehensive (loss) income
Foreign currency translation adjustment, net of taxes	(20,240)	156	25
Unrealized gain on available-for-sale investments, net of taxes	-	978	158

Comprehensive (loss) income attributable to common shareholders	(84,165)	29,955	4,829

Share-based compensation

Share-based compensation expenses included are as follows:

(In thousands, except share related data)

	Three Months Ended
	June 30, 2013	June 30, 2014
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses:
Fulfillment	424	436	70
Marketing	81	148	24
Technology and content	261	320	52
General and administrative	1,830	1,986	320
Total	2,596	2,890	466

(1) This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.2036 to US$1.00, the noon buying rate on June 30, 2014 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

(2) Each ADS represents five common shares of the Company.

Non-GAAP operating (loss) income, operating margin and net (loss) income

(In thousands)

	Three Months Ended
	June 30, 2013	June 30, 2014
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
(Loss) income from operations	(78,921)	14,594	2,352
Share-based compensation expenses	2,596	2,890	466
Non-GAAP operating (loss) income	(76,325)	17,484	2,818
Operating margin	-5.3%	0.7%	0.7%
Share-based compensation expenses	0.2%	0.2%	0.2%
Non-GAAP operating margin	-5.1%	0.9%	0.9%
Net (loss) income	(63,925)	28,821	4,646
Share-based compensation expenses	2,596	2,890	466
Non-GAAP net (loss) income	(61,329)	31,711	5,112

Adjusted EBITDA

(In thousands)

	Three Months Ended
	June 30, 2013	June 30, 2014
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

(Loss) income from operations	(78,921)	14,594	2,352

Add back:
Depreciation and amortization	12,556	13,314	2,146
Share-based compensation expenses	2,596	2,890	466
Adjusted EBITDA	(63,769)	30,798	4,964